Exhibit 2

This document is a free translation of the manifestation of the Public Prosecutors Office within the 7th Corporate Court of Rio de Janeiro on September 30, 2016. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese, and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. The Portuguese version is the only valid and complete version and shall prevail for any and all purposes. There is no assurance as to the accuracy, reliability or completeness of the translation. Any person reading this translation and relying on it should do so at his or her own risk

.

HON. JUDGE OF THE 7th CORPORATE COURT OF THE JUDICIAL DISTRICT OF THE CAPITAL – RJ

Case:	0203711-65.2016.8.19.0001
Plaintiff:	Oi S.A. and others

PROMOTION OF THE PUBLIC PROSECUTORS OFFICE

The PUBLIC PROSECUTOR´S  OFFICE OF THE STATE RIO DE JANEIRO is aware of everything that was added to the records since the latest manifestation, observed on p. 90.160/90.169.

Motions for Clarification

1. P. 90.986/90.995– the Public Prosecutor´s Office verifies that the motions for clarification filed should not be accepted.

1.1 According to the party which filed the Motion for Clarification the decision granting the processing of the judicial reorganization of the debtors is obscure for not containing a determination regarding the presentation of a single plan for all debtors or individual plans.

1.2 However, it is certain that the reasons given do not configure any of the requirements of Art. 1022 of the Civil Procedure Code.

1.3 The manner in which the plan will be presented shall be dealt with in the appropriate time during the reorganization process. It is for that reason why the matter is not included in art. 52 of Law No.11.101/2005, which deals with the matters to be discussed and measures to be adopted in the decision that grants the processing of the judicial  reorganization.

1.4 In view of the aforementioned, the opinion of the Public Prosecutor´s Office is for the non-acceptance of the motion for clarification.

Mediation

2. P. 91.266/91.275, 91.396/91.300, 91.657/91.671, 91.771/91.793, 91.922/91.925, 92.692/92.723, 93.043/93.048, 93.051/93.057, 93.107/93.138, 93.285/93.301 - The dispute arises from the possibility of calling the general meeting of a company under judicial reorganization, aiming at the  dismissal and election of new members of the Board of Directors, as well as  at the adoption of liability measures against the directors of the company.

2.1 This is a matter brought to the records that demands a procedural instruction and specific decision, seeming to this Corporate Prosecutor´s Office to be the case of the creation of a procedural incident for its processing, avoiding that such relevant matter be  diffused in the middle of a proceeding with almost 100 thousand pages.

2. 2. Moreover, understanding that the established dispute shall be settled by the rite of a cognitive proceeding, and finding that the corporate dispute is provided with clear personified misunderstanding, that can be resolved by alternative methods of conflict resolution, it seems to the Public Prosecutor´s Office that art. 3, §3 of the Code of Civil Procedure applies to the case, submitting the parties to mediation:

§ 3 The conciliation, mediation and other consensual conflict resolution methods should be encouraged by judges, lawyers, public defenders and members of the Public Prosecutor´s Office, including in the course of the judicial proceedings.

2.3. Indeed, the 1st Journey of Prevention and Out of Court Resolution of Litigation (“I Jornada de Prevenção e Solução Extrajudicial de Litígios”), promoted by the Federal Justice Council, under the general coordination of Minister Luis Felipe Salomão, on the previous 22nd and 23rd , approved a legal enouncement, with the following wording:

The conciliation and mediation are compatible with the judicial reorganization, extrajudicial reorganization, and bankruptcy of the businessman and the corporation, as well as in cases of over-indebtedness, subject to legal restrictions.

2.4. In this sense, there is no doubt about the possibility of carrying out a mediation in the course of the judicial reorganization process.

3. However, as the object of mediation will have direct influence on what will be addressed at the Extraordinary General Meeting called for next September 8th, it appears to the Public Prosecutor´s Office, ad cautelam, to be the case of suspension of the referred meeting by this Honorable Bankruptcy Court.

General Measures

4. P. 91.466/91.470 - nothing to report, in light of the r. decision on p. 91.601/91.602, that granted the debtor´s request.

5. P. 91.520/91.522, 91.723/91.770, 91.870/91.871, 92.452/92.453 - Aware of the filing of interlocutory appeal.

6. P. 91601/91602 - Aware of the r. decision determining that ANATEL refrains from requiring the replacement of insurance policies 04-0775-0096456; 04-0775-0096471; 04-0775-0096462 and 04-0775-0220665, until the value to be guaranteed is set, due to the coverage commitments assumed, among other measures.

7. P. 91.607/91.616 - Aware of the r. monocratic decision granting the suspension effect to the r.  appealed decision, determining that the appellant promotes the deposit at the financial institution of all the amounts provided for contractually, in an account linked to bankruptcy court.

8. P. 91.929/91.930 - Aware of the r. decision that determined the summon of the Judicial Administrator and the Public Prosecutor´s Office, among other measures.

9. P. 91.942 - Aware of the attachment of the list of creditors.

10. P. 92.946 - Aware of the r. decision determining the publication of the public notice foreseen in Art. 52, §1 of Law No. 11.101/2005.

Withdrawal Request of the Debtor’s Officer

11. P. 93 051/93 057 - This request was made by A.N.A. (“Associação Nacional de Proteção dos Acionista Minoritários” - National Association of Protection of Minority Shareholder) requiring the removal of the legal officer of the debtors, Mr. Eurico de Jesus Teles Neto, in view of the complaint filed to his disadvantage, by the Public Prosecutor´s Office of Rio Grande do Sul, for the crimes of conspiracy, embezzlement, unfaithful sponsorship and money laundering.

11.1 Art. 64 of Law No. 11.101/2005 determines that during the judicial reorganization proceeding, the debtors or their managers are kept in the conduction of the business activities, under the supervision of the Committee, if any, and the judicial administrator, except in the cases foreseen in the items of that provision.

11.2 It turns out that the accusation against the legal officer does not fit, at first, in any of the cases set forth in the items of art. 64 of Law No. 11.101/2005, not having, at this time, legal certainty as to the commitment of the crimes described in the complaint, reason why the sanction of withdrawal of the executive officers should not be applied.

11.3 Nevertheless, it should be emphasized that nothing prevents further analysis of the issue during the criminal proceeding already filed.

11.4 As exposed, the opinion of the Public Prosecutor´s Office is for the non-acceptance of the request for withdrawal of the legal officer of the Debtors.

12. P. 93.216/93.284 - Aware of the attachment of the preliminary report.

13. P. 93.311/93.323 - The Public Prosecutor´s Office defends the summon of the debtors and the Judicial Administrator so that they can provide their manifestation about the request.

Rio de Janeiro, August 30, 2016.

MÁRCIO SOUZA GUIMARÃES

STATE PROSECUTOR

State Prosecutor of the 1st Bankruptcy Estate Prosecutor´s Office